ASSIGNMENT OF RENTS

THIS ASSIGNMENT OF RENTS (this "*Assignment*") executed to be effective as of November 10, 2015, by **HARTMAN ONE TECHNOLOGY CENTER, LLC,** a Texas limited liability company, having its address and principal place of business at 2909 Hillcroft, Ste. 420, Houston, Texas 77057, as assignor ("*Borrower*") to **TEXAS CAPITAL BANK, NATIONAL ASSOCIATION**, a national banking association, having an address at 2000 McKinney Avenue, Suite 700, Dallas, Texas 75201, as assignee, and its successor and assigns ("*Lender*").

RECITALS

A.   Borrower has executed the Note to Lender in the original principal amount of $30,000,000.00.

B.   The Note is secured by the Loan Documents.

C.   Borrower desires to absolutely and unconditionally assign the Rents to Lender.

SECTION I

DEFINITIONS

1.1   Definitions. As used in this Assignment, the following terms have the following meanings:

"*Deed of Trust*" means one or more Deeds of Trust, Security Agreement, Financing Statement, and Absolute Assignment of Rents given by Borrower for the benefit of Lender relating to the Mortgaged Property, as it may from time to time be amended, extended, supplemented, or restated.

"*Event of Default*" means any happening or occurrence defined as an Event of Default in the Loan Agreement.

"*Governmental Authority*" means all applicable courts, boards, agencies, commissions, offices, or authorities of any nature whatsoever for any governmental unit (federal, state, county, district, municipal, city, or otherwise), whether now or hereafter in existence.

"*Guarantor*" (individually and/or collectively, as the context may require) means those persons, firms, or entities, if any, designated as Guarantor in the Guaranty.

"*Guaranty*" (individually and/or collectively, as the context may require) means that instrument or those instruments of guaranty, if any, now or hereafter in effect, from Guarantor to Lender guaranteeing the repayment of all or any part of the Indebtedness or the satisfaction of, or continued compliance with, the Obligations, or both as it may from time to time be amended, supplemented, or restated.

"*Improvements*" means all buildings, covered garages, air conditioning towers, open parking areas, structures, fixtures, and other improvements of any kind or nature, and all additions, alterations, betterments, or appurtenances thereto, now or at any time hereafter situated, placed, or constructed upon the Land or any part thereof.

"*Indebtedness*" means: (a) the principal of, interest on, or other sums evidenced by the Note or the Loan Documents; (b) any other amounts, payments, or premiums payable under the Loan Documents; (c) such additional or future sums (whether or not obligatory), with interest thereon, as may hereafter be borrowed or advanced from Lender, its successors or assigns, by Borrower, when evidenced by a promissory note which, by its terms, is secured by the Deed of Trust, it being contemplated by Borrower and Lender that such future indebtedness may be incurred; (d) any and all sums due and owing to the Lender under and pursuant to the Interest Rate Protection Agreement; and (e) any and all other indebtedness, obligations, and liabilities of any kind or character of Borrower to Lender, now or hereafter existing, absolute or contingent, due or not due, arising by operation of law or otherwise, or direct or indirect, primary or secondary, joint, several, joint and several, fixed or contingent, secured or unsecured by additional or different security or securities, including indebtedness, obligations, and liabilities to Lender of Borrower as a member of any partnership, joint venture, trust or other type of business association, or other group, and whether incurred by Borrower as principal, surety, endorser, guarantor, accommodation party or otherwise, and any and all renewals, modifications, amendments, restatements, rearrangements, consolidations, substitutions, replacements, enlargements, and extensions thereof, it being contemplated by Borrower and Lender that Borrower may hereafter become indebted to Lender in further sum or sums.

"*Interest Rate Protection Agreement*" means any interest rate swap agreement, International Swaps and Derivatives Association, Inc. (ISDA) Master Agreement, or any similar agreement or arrangement now existing or hereafter entered into by Borrower and Lender in connection with the loan evidenced by the Note to hedge the risk of variable interest rate volatility or fluctuations of interest rates, as it may from time to time be amended, supplemented, or restated.

"*Land*" means all that certain real property or interest therein more particularly described in *Exhibit A*, together with all right, title, interest, and privilege of Borrower in and to (i) all streets, ways, roads, alleys, easements, rights-of-way, licenses, rights of ingress and egress, vehicle parking rights, and public places, existing or proposed, abutting, adjacent, used in connection with, or pertaining to such real property or the improvements thereon; (ii) any strips or gores of real property between such real property and abutting or adjacent properties; (iii) all air rights, all water and water rights, sands, gravel, rocks and soil, timber and crops pertaining to such real property; and (iv) all other appurtenances, reversions, and remainders in or to such real property.

"*Leases*" means all leases, master leases, subleases, licenses, concessions, or other agreements (whether written or oral, or now or hereafter in effect) which grant to third parties a possessory interest in and to, or the right to use or occupy, all or any part of the Mortgaged Property, together with all security and other deposits or payments made in connection therewith.

"*Lease Guaranties*" means, collectively, all claims and rights under all lease guaranties, letters of credit, and any other credit given to Borrower or any predecessor or successor of Borrower by any guarantor in connection with any of the Leases.

"*Lease Rent Notice*" means a notice from Lender to any Lessee under a Lease stating that the License has been terminated and instructing each such Lessee under a Lease to pay all current and future Rents under the Leases directly to Lender, and attorn in respect of all other obligations thereunder directly to Lender.

"*Legal Requirements*" means all present and future judicial decisions, statutes, rulings, rules, regulations, permits, certificates, or ordinances of any Governmental Authority in any way applicable to Borrower, any Guarantor or the Mortgaged Property.

"*Lender's Agent*" means Borrower, solely for the purpose of collecting Rents and applying Rents as set forth in this Assignment, which agency shall never be deemed to be that of trustee and beneficiary for any purpose, and which agency relationship cannot be terminated by Borrower so long as the Loan Documents are in effect.

"*Lessee*" means individually or collectively, a lessee or tenant under any of the Leases.

"*License*" means a limited non-assignable license, subject to automatic termination under this Agreement and all other terms and provisions hereof, to exercise and enjoy all incidences of the status of a lessor with respect to the Rents, including the right to collect, demand, sue for, attach, levy, recover, and receive the Rents as Lender's Agent and to give proper receipts, releases, and acquittances therefor.

"*Loan*" means the loan made by Lender to Borrower, evidenced by the Note and secured by the liens created by the Deed of Trust and the other Loan Documents.

"*Loan Documents*" means the Note, the Deed of Trust, the Loan Agreement, the Guaranty, any the environmental indemnity agreement, and all other agreements, documents, and instruments (except for this Assignment) now or hereafter executed by Borrower or any other Borrower, Guarantor, or any other Person in connection with the Loan evidenced by the Note or in connection with the payment of the related Indebtedness or the performance and discharge of the Obligations, as they may from time to time be amended, supplemented, or restated.

"*Mortgaged Property*" means the Land, Improvements, Contracts, Leases, and any interest of Borrower now owned or hereafter acquired in and to, and any portion of, the Land, Improvements, contracts, and Leases, together with all other security and collateral of any nature whatsoever, now or hereafter given for the repayment of the Indebtedness or the performance and discharge of the Obligations.

"*Note*" means that certain Promissory Note dated May 10, 2012 in the original principal amount of $30,000,000.00, as amended, executed by Borrower and payable to the order of Lender, and all amendments, restatements, increases, renewals, and extensions thereof.

"*Obligations*" means any and all of the covenants, conditions, warranties, representations, and other obligations (other than the obligation to repay the Indebtedness) made or undertaken by Borrower, Guarantor, or any other person or party to the Loan Documents to Lender, the trustee under the Deed of Trust, or others as set forth in the Loan Documents, the Leases, and in any deed, lease, sublease, or other form of conveyance, or any other agreement pursuant to which Borrower is granted a possessory interest in the Mortgaged Property.

"*Operating Expenses*" means all expenses related to the ownership, operation, management, repair, and leasing of the Land and Improvements, including ground lease payments, garage operation expenses, Mortgaged Property insurance charges and premiums, ad valorem taxes and other impositions, waste prevention costs, ordinary repairs and maintenance costs, environmental audit costs, property management fees, security fees, normal accountant fees, reasonable marketing and promotional expenses, reasonable legal expenses, Lease obligation costs, and Governmental Authority compliance costs.

"*Permitted Exceptions*" means the liens, easements, restrictions, security interests, and other matters as reflected on *Exhibit B* to the Deed of Trust and the liens and security interests created by the Loan Documents.

"*Person*" means any corporation, limited liability company, limited liability partnership, general partnership, limited partnership, limited liability limited partnership, association, joint venture, trust or any other association or legal entity, including any public or governmental body, agency, or instrumentality, as well as any natural person.

"*Rents*" means all rents, revenues, royalties, income, issues, proceeds, bonus monies, profits (including all oil and gas or other mineral royalties and bonuses), accounts, security deposits and other types of deposits (after Borrower acquires title thereto), and other benefits paid or payable by parties (other than Borrower) to the contracts or Leases for using, leasing, licensing, possessing, operating from, residing in, selling, or otherwise enjoying all or any portion of the Land and Improvements.

   1.2   Additional Definitions. All capitalized terms not defined in this Agreement shall have the same meanings as given them in the Deed of Trust. The interpretive provisions set forth in Section 1.2 of the Deed of Trust shall apply to this Agreement.


SECTION II

CONSIDERATION

   2.1   Consideration. This Assignment is made in consideration of the Loan and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged.

SECTION III

GRANT AND ASSIGNMENT

3.1 **Present Assignment.** Borrower hereby absolutely and unconditionally GRANTS, BARGAINS, SELLS, and CONVEYS the Rents unto Lender to provide a source of future payment of the Indebtedness and the Obligations, subject only to the License and any applicable Permitted Exceptions, it being the intention of Borrower and Lender that this conveyance be absolute, unconditional, presently and immediately effective, and not a security for the repayment of the Indebtedness and the Obligations; TO HAVE AND TO HOLD the Rents unto Lender forever and Borrower does hereby bind itself, its successors, and assigns to WARRANT AND FOREVER DEFEND the title to the Rents unto Lender against every Person whomsoever lawfully claiming or to claim the same or any part thereof.

3.2 **Borrower's License.** Lender hereby grants to Borrower the License. Borrower will receive all Rents and hold the same on behalf of Lender as Lender's Agent, and will apply the Rents so collected first to the payment of the Indebtedness, next to the performance and discharge of the Obligations and next to the payment of Operating Expenses. Thereafter, Borrower may use the balance of the Rents collected in any manner consistent with the Loan Documents. Neither this Assignment nor the receipt of Rents by Lender (except to the extent, if any, that Lender actually receives and applies such Rents to the Indebtedness) shall effect a *pro tanto* payment of the Indebtedness, and such Rents shall be applied by Lender as provided in *Section 3.3*. Furthermore, Lender shall not apply any such Rents to the Indebtedness until the money is actually received by Lender at the address in the introductory paragraph of this Assignment, or at such other place as Lender shall designate in writing, and Lender shall not apply such Rents to the Indebtedness after termination of the License or after foreclosure or any other transfer of the Mortgaged Property (or part thereof that earns Rents) to Lender or any other third party.

3.3 **Reliance Upon Lease Rent Notice.** Upon receipt from Lender of a Lease Rent Notice, each Lessee is authorized and directed to pay directly to Lender all Rents thereafter accruing, and the receipt of Rents by Lender shall be a release of such Lessee to the extent of all amounts so paid. The receipt by a Lessee of a Lease Rent Notice shall be sufficient authorization for such Lessee to make all future payments of Rents directly to Lender and each such Lessee shall be entitled to rely on the Lease Rent Notice and shall have no liability to Borrower for any Rents paid to Lender after receipt of the Lease Rent Notice. Rents so received by Lender under this Assignment for any period prior to foreclosure under the Deed of Trust or acceptance of a deed in lieu of such foreclosure shall be applied by Lender to the payment of the following (in such order and priority as Lender shall determine): (a) all Operating Expenses; (b) all expenses incident to taking and retaining possession of the Mortgaged Property and/or collecting Rent as it becomes due and payable; and (c) the Indebtedness. The Indebtedness will not be reduced under this *Section 3.3* except to the extent, if any, that Lender actually receives and applies any Rents to the Indebtedness in accordance with the preceding sentence. Without impairing its rights hereunder, Lender may, at its option, at any time and from time to time, release to Borrower any Rents so received by Lender. As between Borrower and Lender, and any Person claiming through or under Borrower, other than any Lessee who has not received a Lease Rent Notice, this Assignment is intended to be absolute, unconditional, presently and immediately effective, and not a security for the repayment of the Indebtedness and the Obligations. The Lease Rent Notice is intended solely for the benefit of the Lessees and shall never inure to the benefit of Borrower or any Person claiming through or under Borrower, other than a Lessee who has not received such Lease Rent Notice. **BORROWER SHALL HAVE NO RIGHT OR CLAIM AGAINST ANY LESSEE FOR THE PAYMENT OF ANY RENTS TO LENDER HEREUNDER AND BORROWER WILL INDEMNIFY AND HOLD FREE AND HARMLESS EACH LESSEE FROM AND AGAINST ALL LIABILITY, LOSS, COST, DAMAGE, OR EXPENSE SUFFERED OR INCURRED BY SUCH LESSEE BY REASON OF SUCH LESSEE'S COMPLIANCE WITH ANY LEASE RENT NOTICE.**

3.4 **Termination of Assignment.** Upon payment in full of the Indebtedness, the delivery and recording of a release, satisfaction, or discharge of the Deed of Trust duly executed by Lender, such release, satisfaction, or discharge shall constitute a reassignment of the Rents to Borrower and this Assignment shall terminate.

3.5 **Collection of Rents.** At any time during which Borrower is receiving Rents directly from any of the Lessees, Borrower shall, upon receipt of written direction from Lender, make demand and/or sue for all Rents due and payable under one or more Leases, as directed by Lender, as it becomes due and payable, including Rents that are past due and unpaid. If Borrower fails to take such action, or at any time during which Borrower is not receiving Rents directly from Lessees, Lender may, without obligation, demand, collect and sue for, in its own name or in the name of Borrower, all Rents due and payable under the Leases, as they become due and payable, including Rents that are past due and unpaid.


SECTION IV

REPRESENTATIONS, WARRANTIES, AND COVENANTS


4.1 **Representations and Warranties.** Borrower unconditionally represents and warrants to Lender as of the date hereof and at all times during the term of this Assignment as follows:

    (a) **No Default.** (i) Borrower has duly and punctually performed each and every material term, covenant, condition, and warranty of the Leases on Borrower's part to be kept, observed, and performed; (ii) no default has occurred under the terms or provisions of any of the Leases; and (iii) no event has occurred and is continuing which, with the lapse of time or the giving of notice or both, would constitute a default under any of the Leases.

    (b) **No Modification or Assignment of Leases; No Prepayment or Assignment of Rents.** (i) Except as disclosed in the rent roll delivered to Lender, the Leases are valid, unmodified, and in full force and effect; (ii) neither Borrower nor any predecessor lessor has sold, assigned, transferred, mortgaged, or pledged the Leases or assigned the Rents, whether now due or hereafter to become due; (iii) the Rents now due or to become due for any periods subsequent to the date hereof have not been collected more than one (1) month in advance and payment thereof has not been anticipated more than one (1) month in advance, waived, released, discounted, setoff, or otherwise discharged or compromised; (iv) neither Borrower nor any predecessor lessor has taken any actions or executed any instruments that could prevent or limit Lender from taking any actions or exercising any rights or remedies under this Assignment; and (v) Borrower has not received any funds or deposits from any Lessee for which credit has not already been made on account of accrued Rents.

4.2   Covenants. Borrower unconditionally covenants with Lender as follows:

(a)   **Performance.** (i) Borrower shall observe, perform, and discharge, duly and punctually, all of the material obligations, terms, covenants, conditions, and covenants in the Loan Documents and Leases; and (ii) Borrower shall give prompt notice to Lender of any failure on the part of Borrower to observe, perform, and discharge the same.

(b)   **Prepayment or Assignment of Rents.** Borrower shall not (i) receive nor collect any Rents from any present or future Lessee for a period of more than one (1) month in advance (whether in cash or by evidence of indebtedness); (ii) pledge, transfer, mortgage, or otherwise encumber or assign future payments of Rents; (iii) without the prior consent of Lender, which shall not be unreasonably withheld, waive, excuse, condone, discount, setoff, compromise, or in any other manner release or discharge any Lessee of and from any obligations, covenants, conditions, and agreements to be kept, observed, and performed by such Lessee, including the obligation to pay Rents thereunder in the amount, manner, time, and place specified therein; and (iv) incur any Indebtedness to any Lessee or guarantor under any Lease Guaranty, for borrowed monies or otherwise, which could ever be used as an offset against the Rents.

(c)   **No Sublease or Assignment.** Borrower shall not consent to any subletting of the Mortgaged Property or any part thereof, nor to any assignment of any Lease by any Lessee thereunder, nor to any assignment or further subletting of any sublease, without obtaining in each instance the prior written consent of Lender.

(d)   **Delivery of Leases; Further Acts and Assurances.** Until the Indebtedness and the Obligations have been paid in full and discharged, Borrower will deliver to Lender executed copies of all existing and future Leases when executed and will transfer and assign future Rents upon the same terms and conditions as herein contained, and Borrower will make, execute, and deliver to Lender, upon demand and at any time or times, all assignments and other documents and instruments which Lender may deem advisable to carry out the true purpose and intent of this Assignment.

(e)   **Security Deposits.** Borrower, as Lender's Agent, shall hold all security deposits received under the Leases in an account separate from all other funds. After the occurrence of an Event of Default, and upon the written demand by Lender, Borrower shall pay to Lender all security deposits for which the lessor under the Leases shall be liable to the Lessees. Upon, but only to the extent of, receipt by Lender of such security deposits, Lender shall be responsible for and liable to such Lessees with respect to the security deposits.

(f) **Not an Executory Contract**. This Assignment is not an executory contract under applicable law and Lender owes no performance that would make this Assignment an executory contract.

SECTION V

REMEDIES

5.1   Remedies of Lender.

(a)   Upon the occurrence of an Event of Default, the License and Borrower's relationship as Lender's Agent to collect Rents shall automatically terminate without any further action by Lender and Lender may then give the Lease Rent Notice to Lessees. It shall never be necessary for Lender to institute legal proceedings of any kind whatsoever to enforce any provision of this Assignment. After the termination of the License, all Rents collected by Lender shall be applied as set forth in *Section 3.3* of this Assignment. Neither the entering upon and taking possession of the Mortgaged Property or Lender's collection of Rents and the application thereof under *Section 3.3* shall cure or waive any Event of Default or notice of default, if any, nor invalidate any action under such notice. Failure or discontinuance by Lender, at any time or from time to time, to collect said Rents shall not in any manner impair the subsequent enforcement by Lender of the right, power, and authority herein granted to Lender. Nothing contained herein, nor the exercise of any right, power, or authority herein granted to Lender shall be or shall be construed to be, an affirmation by Lender of any tenancy, Lease, or option, nor an assumption of liability under, nor the subordination of, the Deed of Trust, to any such tenancy, Lease, or option, nor an election of judicial relief, if any such relief is requested or obtained as to the Rents, the Mortgaged Property, or any collateral given by Borrower to Lender.

(b)   In addition, upon the occurrence of an Event of Default, Lender, at its option, may (i) complete any construction on the Mortgaged Property in such manner and form as Lender deems advisable; (ii) exercise all rights and powers of Borrower, including the right to demand, sue for, collect, and receive all Rents; (iii) require Borrower to pay monthly in advance to Lender the fair and reasonable rental value for Borrower's use and occupancy of any part of the Mortgaged Property, or require Borrower to vacate and surrender such possession of the Mortgaged Property to Lender and, in default thereof, Borrower may be evicted by summary proceedings or otherwise.

(c)   Lender may take any action to recover any of the Indebtedness, to resort to any security for the repayment of the Indebtedness, or to enforce any covenant hereof without prejudice to the right of Lender thereafter to enforce its rights under this Assignment. The rights and actions of Lender under this Assignment or the Loan

Documents shall be separate, distinct, and cumulative and none shall be given effect to the exclusion of the others.

5.2 Waiver of Borrower. Borrower absolutely, unconditionally, and irrevocably waives all rights to assert any setoff, counterclaim, or cross-claim of any nature whatsoever regarding the obligations of Borrower under this Assignment or the Loan in any action or proceeding brought by Lender to collect any such obligations or to enforce and realize upon the liens and security interests created by any of the Loan Documents (provided, however, that the foregoing shall not be deemed a waiver of Borrower's right to assert any compulsory counterclaim if such counterclaim is compelled under local law or rule of procedure, nor shall the foregoing be deemed a waiver of Borrower's right to assert any claim which would constitute a defense, setoff, counterclaim, or cross-claim of any nature whatsoever against Lender in any separate action or proceeding).

5.3 Release of Security. Lender may take or release any security for the payment of the Indebtedness, may release any party primarily or secondarily liable therefor, and may apply any security held by Lender to the reduction or satisfaction of the Indebtedness without prejudice to any of its rights under this Assignment.

5.4 Non-Waiver of Lender. Nothing contained in this Assignment and no action or omission by Lender under this Assignment shall be deemed a waiver by Lender of its rights and remedies under the Loan Documents, and this Assignment is made and accepted without prejudice to any of Lender's rights and remedies under the Loan Documents. Lender's exercise of its rights granted in *Section 5.1* of this Assignment and the collection and application of the Rents shall not be considered a waiver by Lender of any default by Borrower under the Leases, this Assignment, or the Loan Documents. The failure of Lender to insist upon strict performance of any term hereof shall not be deemed to be a waiver of any term of this Assignment. Borrower shall not be relieved of Borrower's obligations hereunder by reason of: (a) the failure of Lender to comply with any request of Borrower or any other party to take any action to enforce any of the provisions hereof or of the Loan Documents; (b) the release, regardless of consideration, of any of the Mortgaged Property; or (c) any agreement or stipulation by Lender extending the time of payment or otherwise modifying or supplementing the terms of this Assignment or any of the Loan Documents.

SECTION VI

FURTHER ASSURANCES/NO LIABILITY

6.1 Further Assurances. Borrower will, at its sole expense, make, execute, acknowledge, and deliver all such further acts, conveyances, assignments, notices of assignments, transfers, and assurances (a) that Lender shall from time to time require for the better assuring, conveying, assigning, transferring, and confirming unto Lender the property and rights intended to be assigned now or in the future, (b) that Borrower may now or in the future become bound to convey or assign to Lender, (c) to carry out the intention or facilitate the performance of the terms of this Assignment, or (d) to file, register, or record this Assignment.

On demand, Borrower will execute and deliver, and hereby authorizes Lender to execute in the name of Borrower, to the extent Lender may lawfully do so, one or more assignments, conveyances, or transfers to evidence more effectively the assignments or other agreements herein contained on the part of Borrower.

      6.2   No Liability of Lender. This Assignment shall not be construed to be an assumption of, or to bind Lender to the performance of, any of the covenants, conditions, or provisions contained in any Lease or Lease Guaranty or otherwise impose any obligation upon Lender. Lender shall not be liable for any loss sustained by Borrower resulting from Lender's failure to lease any of the Mortgaged Property after an Event of Default or from any other act or omission of Lender in managing the Mortgaged Property after an Event of Default, unless such loss is caused by the willful misconduct or gross negligence of Lender. This Assignment shall not operate to place any obligation or liability for the control, care, management, or repair of the Mortgaged Property upon Lender, nor for the carrying out of any of the terms and conditions of the Leases or any Lease Guaranties; nor shall it operate to make Lender responsible or liable for any waste committed on the Mortgaged Property by the tenants or any other parties or for any dangerous or defective condition of the Mortgaged Property, including the presence of any Hazardous Substances (as defined in that certain Environmental Indemnity Agreement dated as of May 10, 2012, executed by Borrower in favor of Lender), or for any negligence in the management, upkeep, repair, or control of the Mortgaged Property resulting in loss, injury, or death to any tenant, licensee, employee, or stranger.

      6.3   Borrower's Indemnities. BORROWER AGREES TO INDEMNIFY, DEFEND AND HOLD LENDER AND ITS AGENTS, REPRESENTATIVES, AND EMPLOYEES FREE AND HARMLESS FROM AND AGAINST ALL LIABILITY, LOSS, COST, DAMAGE, OR EXPENSE WHICH LENDER AND ITS AGENTS, REPRESENTATIVES, AND EMPLOYEES MAY INCUR UNDER OR BY REASON OF THIS ASSIGNMENT OR IN RELATION TO THE RENTS, OR FOR ANY ACTION TAKEN BY LENDER OR ITS AGENTS, REPRESENTATIVES, OR EMPLOYEES HEREUNDER, OR BY REASON OR IN DEFENSE OF ALL CLAIMS AND DEMANDS WHATSOEVER THAT MAY BE ASSERTED AGAINST LENDER AND ITS AGENTS, REPRESENTATIVES, AND EMPLOYEES ARISING OUT OF THE LEASES OR THE LEASE GUARANTIES, INCLUDING SPECIFICALLY, BUT WITHOUT LIMITATION, ANY CLAIM BY ANY LESSEE OF CREDIT FOR RENTS PAID TO AND RECEIVED BY BORROWER, BUT NOT DELIVERED TO LENDER OR ITS AGENTS, REPRESENTATIVES, OR EMPLOYEES, FOR ANY PERIOD UNDER ANY LEASE MORE THAN ONE (1) MONTH IN ADVANCE OF THE DUE DATE THEREOF. IF LENDER OR ITS AGENTS, REPRESENTATIVES, OR EMPLOYEES INCURS ANY SUCH LIABILITY, LOSS, COST, DAMAGE, OR EXPENSE, THE AMOUNT THEREOF, INCLUDING REASONABLE ATTORNEYS' FEES, WITH INTEREST THEREON AT THE DEFAULT RATE SPECIFIED IN THE NOTE, SHALL BE PAYABLE BY BORROWER TO LENDER IMMEDIATELY, WITHOUT DEMAND, AND SHALL BE SECURED BY ALL SECURITY FOR THE PAYMENT AND PERFORMANCE OF THE INDEBTEDNESS AND THE OBLIGATIONS, INCLUDING SPECIFICALLY, BUT WITHOUT LIMITATION, THE LIEN AND SECURITY

INTEREST OF THE DEED OF TRUST; PROVIDED, HOWEVER, THAT THE RENTS ARE NOT AND SHALL NOT BE SECURITY FOR THE LIABILITY OF BORROWER, IF ANY, UNDER THIS SECTION.

6.4 **No Mortgagee in Possession.** Nothing in this Assignment shall cause Lender to be considered a "mortgagee in possession" in the absence of Lender taking actual possession of the Mortgaged Property. Borrower shall not assert or enforce any liability against Lender for the exercise of the powers herein granted to Lender, all such liability being expressly waived and released by Borrower.

SECTION VII

APPLICABLE LAW

7.1 **Governing Law; Venue.** THIS ASSIGNMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS; *PROVIDED THAT* LENDER SHALL RETAIN ALL RIGHTS UNDER FEDERAL LAW. THIS ASSIGNMENT HAS BEEN ENTERED INTO IN DALLAS COUNTY, TEXAS, AND IS PERFORMABLE FOR ALL PURPOSES IN DALLAS COUNTY, TEXAS. THE PARTIES HEREBY AGREE THAT ANY LAWSUIT, ACTION, OR PROCEEDING THAT IS BROUGHT (WHETHER IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO ANY OF THE LOAN DOCUMENTS, THE TRANSACTIONS CONTEMPLATED THEREBY, OR THE ACTIONS OF LENDER IN THE NEGOTIATION, ADMINISTRATION OR ENFORCEMENT OF ANY OF THE LOAN DOCUMENTS SHALL BE BROUGHT IN A STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED IN DALLAS COUNTY, TEXAS. BORROWER HEREBY IRREVOCABLY AND UNCONDITIONALLY (A) SUBMITS TO THE EXCLUSIVE JURISDICTION OF SUCH COURTS, (B) WAIVES ANY OBJECTION IT MAY NOW OR HEREAFTER HAVE AS TO THE VENUE OF ANY SUCH LAWSUIT, ACTION, OR PROCEEDING BROUGHT IN ANY SUCH COURT, AND (C) FURTHER WAIVES ANY CLAIM THAT IT MAY NOW OR HEREAFTER HAVE THAT ANY SUCH COURT IS AN INCONVENIENT FORUM.

7.2 **Provisions Subject to Applicable Law.** All rights, powers, and remedies provided in this Assignment may be exercised only to the extent that the exercise thereof does not violate any applicable provisions of law and are intended to be limited to the extent necessary so that they will not render this Assignment invalid, unenforceable, or not entitled to be recorded, registered, or filed under the provisions of any applicable laws.

SECTION VIII

MISCELLANEOUS PROVISIONS

8.1 **Duplicate Originals; Counterparts.** To facilitate execution, this Assignment may be executed in as many counterparts as may be convenient or required. It shall not be necessary that the signature and acknowledgment of, or on behalf of, each party, or that the signature and acknowledgment of all persons required to bind any party, appear on each counterpart. All counterparts shall collectively constitute a single instrument. It shall not be necessary in making proof of this Assignment to produce or account for more than a single counterpart containing the respective signatures and acknowledgment of, or on behalf of, each of the parties hereto. Any signature and acknowledgment page to any counterpart may be detached from such counterpart without impairing the legal effect of the signatures and acknowledgments thereon and thereafter attached to another counterpart identical thereto except having attached to it additional signature and acknowledgment pages.

     8.2   **Notices.** Whenever any notice is required or permitted to be given under the terms of this Assignment, the same shall be effective when given in accordance with the terms of Section 7.13 of the Deed of Trust.

     8.3   **Joint and Several Liability.** If Borrower consists of more than one Person, each shall be jointly and severally liable to perform the obligations of Borrower under this Assignment.

     8.4   **Headings, Etc.** The headings and captions of various paragraphs of this Assignment are for convenience of reference only and are not to be construed as defining or limiting, in any way, the scope or intent of the provisions hereof.

     8.5   **Recitals.** The recital and introductory paragraphs of this Assignment are a part hereof, form a basis for this Assignment, and shall be considered *prima facie* evidence of the facts and documents referred to herein.

     8.6   **Sole Discretion of Lender.** Wherever this Assignment calls for Lender to (a) exercise any right to approve or disapprove, (b) determine that any arrangement or term is satisfactory to Lender, or (c) make any other decision or determination, all decisions of Lender to approve or disapprove, all decisions that arrangements or terms are satisfactory or not satisfactory, and all other decisions and determinations made by Lender shall be in the sole discretion of Lender, except as otherwise specifically provided herein.

     8.7   **Expenses of Borrower.** Wherever this Assignment requires Borrower to pay any expenses, such expenses shall include reasonable legal fees and disbursements of Lender, whether with respect to retained firms, the reimbursement of the expenses for in-house staff, or otherwise.

     8.8   **Survival of Obligations.** The provisions of this Assignment shall survive the execution and delivery of this Assignment and the consummation of the Loan and shall continue in full force and effect until the termination of this Assignment; provided, however, that nothing contained in this *Section 8.8* shall limit the obligations of Borrower as otherwise set forth herein.

     8.9   **Recording and Filing.** Borrower will cause this Assignment (as requested by Lender) and all amendments and supplements thereto and substitutions therefor to be recorded, filed, re-recorded, and re-filed in such manner and in such places as Lender shall reasonably request, and will pay all such recording, filing, re-recording, and re-filing taxes, fees, and other charges.

8.10   Final Agreement; Amendment. THIS ASSIGNMENT AND THE OTHER LOAN DOCUMENTS REPRESENT THE FINAL AND ENTIRE AGREEMENT AMONG THE PARTIES HERETO AND SUPERSEDE ALL PRIOR COMMITMENTS, AGREEMENTS, REPRESENTATIONS, AND UNDERSTANDINGS, WHETHER WRITTEN OR ORAL, RELATING TO THE SUBJECT MATTER HEREOF AND THEREOF, AND MAY NOT BE CONTRADICTED OR VARIED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS OR DISCUSSIONS OF THE PARTIES HERETO. THERE ARE NO UNWRITTEN ORAL AGREEMENTS AMONG THE PARTIES HERETO. THIS ASSIGNMENT MAY ONLY BE AMENDED OR WAIVED BY AN INSTRUMENT IN WRITING SIGNED BY THE PARTIES HERETO.

8.11   Waiver of Trial by Jury. TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, LENDER AND BORROWER HEREBY IRREVOCABLY AND EXPRESSLY WAIVE ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING, OR COUNTERCLAIM (WHETHER BASED UPON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF OR RELATING TO ANY OF THE LOAN DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED THEREBY OR THE ACTIONS OF LENDER IN THE NEGOTIATION, ADMINISTRATION, OR ENFORCEMENT THEREOF. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PERSON HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PERSON WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS *SECTION 8.11*.

8.12   Successors and Assigns. The terms and provisions of this Assignment shall inure to the benefit of Lender and any subsequent holder of the Note and shall be binding upon Borrower, its heirs, executors, administrators, successors, and assigns and any subsequent owner of the Mortgaged Property.

EXECUTED to be effective as of the date first written above.

BORROWER:

HARTMAN ONE TECHNOLOGY CENTER, LLC,
a Texas limited liability company

By:_____
       Allen R. Hartman, President

STATE OF TEXAS §
§
COUNTY OF HARRIS §

This instrument was acknowledged before me on the 6th day of November, 2015, by Allen R. Hartman, as President of HARTMAN ONE TECHNOLOGY CENTER, LLC, a Texas limited liability company, on behalf of said entity.

[S E A L]

My Commission Expires:

GLORIA SELENE GUTIERREZ
Notary Public, State of Texas
My Commission Expires
July 09, 2018

Gloria Gutierrez
Notary Public, State of Texas

Gloria Gutierrez
Printed Name of Notary Public

EXHIBIT A

LEGAL DESCRIPTION OF LAND

(See Attached)

A Metes and Bounds description of a 6.874 acre (299,428 square feet – SURFACE AREA) tract of land situated in the Manuel Tejada Survey No.89, Abstract No.741, New City Block 17108, City of San Antonio, Bexar County, Texas; being all of the remainder of Lot 1, Block 1 of Oak Hills Park, Unit-10 Subdivision, plat of which is recorded in Volume 9100, Page 228 of the Bexar County Deed and Plat Records; and also being all of those certain "Tracts 1, 2, 3, and 4" described in instrument to KW Funds-One Technology, LLC recorded in Volume 13187, Page 2130 of the Bexar County Real Property Records; and being more particularly described as follows:

BEGINNING at a 1/2-inch iron rod found situated in the northwesterly right-of-way line of John Smith Drive (60 feet wide) marking the eastern-most corner of Lot 21 of Taco Bell - Babcock Subdivision, plat of which is recorded in Volume 9532, Page 28 of the Bexar County Deed and Plat Records (State Plane Grid Coordinates: North 13,732,026.21 feet; East 2,100,224.74 feet);

THENCE, North 48°31'37" West, 324.65 feet along the northeasterly boundary said Lot 21, and Lot 22 of Oak Hills Park, Unit-10 Subdivision Replat recorded in Volume 9531, Page 42 of the Bexar County Deed and Plat Records, to a 1/2-inch iron rod (with cap stamped "JONES & CARTER") set marking the northern-most corner of said Lot 22 and marking an interior corner of the subject tract;

THENCE, South 41°28'46" West, 164.67 feet along the northwesterly boundary of said Lot 22 to a "P-K" nail found situated in the northeasterly right-of-way line of Babcock Road (110 feet wide) and marking the western-most corner of said Lot 22;

THENCE, North 48°43'00" West, 40.00 feet along said northeasterly right-of-way line of Babcock Road to a 1/2-inch iron rod (with cap stamped "JONES & CARTER") set marking the southern-most corner of Lot 23 of Babcock Pad Site Subdivision, plat of which is recorded in Volume 9539, Page 59 of the Bexar County Deed and Plat Records;

THENCE, North 41°28'46" East, 164.80 feet along the southeasterly boundary of said Lot 23 to a 1/2-inch iron rod found marking the eastern-most corner of said Lot 23 and marking an interior corner of the subject tract;

THENCE, North 48°31'37" West, 306.12 feet along the northeasterly boundary of said Lot 23 to a 1/2-inch iron rod found situated in the southeasterly boundary of Lot 3 of Omni Medical Subdivision, plat of which is recorded in Volume 9505, Page 174 of the Bexar County Deed and Plat Records and marking the northern-most corner of said Lot 23;

THENCE, North 41°24'50" East; at 382.49 feet passing a 1/2-inch iron rod found marking the eastern-most common corner of said Lot 3 of Omni Medical Subdivision and Lot 6 of S.C. McM. Subdivision, plat of which is recorded in Volume 9529, Page 194 of the Bexar County Deed and Plat Records; continuing for a total distance of 436.51 feet to a 1/2-inch iron rod found marking an interior corner of said Lot 6;

THENCE, South 48°29'44" East, 671.06 feet along the southwesterly boundary of said Lot 6 to a 1/2-inch iron rod found situated in the aforesaid northwesterly right-of-way line of John Smith Drive and marking the southeastern-most corner of said Lot 6;

THENCE, South 41°27'11" West, 436.14 feet along said northwesterly right-of-way line of John Smith Drive to the POINT OF BEGINNING, containing 6.874 acres of land in Bexar County, Texas.